M. Timothy Elder

Direct Tel: (404) 815-3532

Direct Fax: (404) 685-6832

telder@sgrlaw.com

May 16, 2012

VIA EDGAR TRANSMISSION

Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Judiciary Plaza

100 F Street, N.E.

Mail Stop 6010

Washington, D.C. 20549

Re:	SunLink Health Systems, Inc.

Form 10-K for the Fiscal Year Ended June 30, 2011

Filed September 27, 2011

Form 10-Q for the Quarterly Period Ended September 30, 2011

Filed November 10, 2011

File No. 001-12607

Dear Mr. Rosenberg:

We have today electronically filed with the Securities and Exchange commission on behalf of SunLink Health Systems, Inc. (“SunLink” or the “Company”) this response to your verbally issued comments of May 15, 2012 with respect to the Company correspondence of May 8, 2012 and attached draft disclosures in reply to your comments on Company’s Form 10-K for the fiscal year ended June 30, 2011 (the “Form 10-K”) and the Company’s Form 10-Q for the fiscal quarter ended September 30, 2011 (the “Form 10-Q”) pursuant to your review thereof.

Form 10-K for the Fiscal Year Ended June 30, 2011

Note 5. Medicaid Electronic Health Records Incentive Reimbursement Receivable Deferred Revenue- Medicare Electronic Health Records Incentive Reimbursement, page F-14

1.	The Company states on page Annex B-3 that “in light of existing non-authoritative guidance and the Staff’s view that the Company will use the gain contingency based model for recognition of EHR payments rather than the grant model in order for the Company’s financial statements to be reported in accordance with generally accepted accounting principles….” Please revise your proposed disclosure to reference ASC 450-30 as your basis for concluding to restate in accordance with generally accepted accounting principles.

The Company has revised its proposed disclosure and a copy of a revised Annex B marked to show changes in the proposed disclosure is submitted with this letter.

Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

May 16, 2012

2.	In addition, you state on page Annex B-3 that “for recognition of Medicaid EHR incentive payments that this model does not differ from the Company’s previous model because Medicaid payments for the states in which the Company operates are based upon historical cost reports with no subsequent payment adjustment”. In a prior response letter dated February 16, 2012 to Comment Number 2, you stated that the estimated Medicare reimbursement were also recognized ratably for the various states attestation periods. Please clarify if you previously deferred recognition of your Medicaid payments and how that previous accounting policy changed based on the gain contingency model.

The Company has modified the language in Annex B-3 to properly state that Medicaid EHR incentive payments will be recognized at the time of successful attestation of HER meaningful use criteria since the since Medicaid payments for the states in which the Company operates are based upon historical cost report information with no subsequent payment adjustment.

3.	Refer to Annex C and the principal accounting policy. In Annex C-1, you state that Medicaid EHR incentive payments will be recognized as gains upon completion of successful attestation of meaningful use and notification of the payment amount is verified with Medicaid. Please tell us the significance of notification of the payment amount is verified with Medicaid. If appears the amounts recorded for Medicaid should be based on when meaningful use criteria has been met since the amount is based on prior period cost reports and no adjustments are subsequently made.

The language of Annex C will be clarified in the restated filings. The amount of Medicaid incentive payments are based on historical cost report data. They are also made known by the states at the time of successful attestation of Medicaid meaningful use criteria; however, this notification is not significant to the accounting policy and will be eliminated.

4.	For Medicare amounts are recognized when the meaningful use criteria are met and the cost report information for the full cost report year that will determine the final calculation of the incentive payment is available. Please clarify that earned and recognized are used in the same context.

Earned and recognized are being used in the same context. The language will be changed to “recognized” for clarity purposes. See Annex B and Annex C.

2

Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

May 16, 2012

Closing Comments

If the Staff has any questions concerning this response letter, please contact the undersigned at 404-815-3532 or my partner, Howard E. Turner, at 404-815-3594.

Very truly yours,

/s/ M. Timothy Elder
Smith, Gambrell & Russell, LLP Attorneys for SunLink Health Systems, Inc.

MTE:fls

cc:	Mark J. Stockslager, SunLink

Robert M. Thornton, SunLink

Howard E. Turner, Esq.

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Annex B

Item 9A Controls and Procedures

Evaluation of Disclosure Controls and Procedures

As required by Rule 13a-15 under the Securities Exchange Act of 1934 (the “Exchange Act”), as of the end of the period covered by this report, we originally carried out an evaluation of the effectiveness of the design and operation of our Company’s disclosure controls and procedures. Under the direction of our principal executive officer and principal financial officer, we evaluated our disclosure controls and procedures and internal control over financial reporting and originally concluded that our disclosure controls and procedures were effective as of June 30, 2011.

Disclosure controls and procedures and other procedures are designed to ensure that information required to be disclosed in our reports or submitted under the Exchange Act, such as this Amendment No. 1 to our Annual Report on Form 10-K/A, is recorded, processed, summarized and reported within the time period specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to management, including our principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure.

Based on an evaluation of the effectiveness of disclosure controls and procedures performed in connection with the preparation of this Amendment No. 1 to our Annual Report on Form 10-K/A, our chief executive officer and chief financial officer concluded that, for the reasons set forth below under “Management’s Report on Internal Control Over Financial Reporting,” our disclosure controls and procedures were not effective as of June 30, 2011. In addition, our chief executive officer and chief financial officer also have reevaluated the conclusions regarding our disclosure controls and procedures for other prior periods and have concluded that our disclosure controls and procedures were not effective as of: the quarterly period ended March 31, 2011, the quarterly period ended September 30, 2011 and the quarterly period ended December 31, 2011 for the same reason.

Management’s Responsibility for Financial Statements

Our management is responsible for the integrity and objectivity of all information presented in this Annual Report on Form 10-K/A. The consolidated financial statements contained herein were prepared in conformity with accounting principles generally accepted in the United States of America and include amounts based on management’s best estimates and judgments. Management believes the consolidated financial statements fairly reflect the form and substance of transactions and that the financial statements fairly represent the Company’s financial position and results of operations.

The Audit Committee of the Board of Directors, which is composed solely of independent directors, meets regularly with the Company’s independent registered public accounting firm and representatives of management to review accounting, financial reporting, internal control and audit matters, as well as the nature and extent of the audit effort. The Audit Committee is responsible for the engagement of the independent registered public accounting firm. The independent registered public accounting firm has free access to the Audit Committee.

Management’s Report on Internal Control Over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). The Company’s management, including its principal executive officer and principal financial officer, conducted an evaluation of the effectiveness of its internal control over financial reporting based on the framework in “Internal Control—Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. The scope of management’s assessment of the effectiveness of internal control over financial reporting includes all of our businesses.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions.

In SunLink’s annual report on Form 10-K filed on September 27, 2011, based on management’s evaluation under the framework in “Internal Control—Integrated Framework,” the Company’s management originally concluded that the Company’s internal control over financial reporting was effective as of June 30, 2011.

The Health Information Technology for Economic and Clinical Health Act, promulgated as part of the American Recovery and Reinvestment Act of 2009, provides for Medicare and Medicaid incentive payments beginning in calendar year 2011 for eligible hospitals and professionals that implement and achieve meaningful use of certified electronic health record technology. Each of SunLink’s five operating hospitals and its formerly owned Chilton Medical Center (“Chilton”) and its held-for-sale Memorial Hospital of Adel (“Adel”) registered for the program with CMS and, on April 18, 2011, all successfully attested compliance with Part I of the Medicare EHR incentive program for such first year. The Company has also successfully attested to the meaningful use requirements for Medicaid programs for its five operating hospitals as have Chilton and Adel. The Company has the right to receive 75% of EHR received by Chilton under a 2011 sale agreement. The Company has received approximately $7,731,000 in Medicare EHR incentive funds and approximately $2,169,000 in Medicaid EHR incentive funds to date, which includes Adel’s funds. The Company also has received approximately $790,000 Medicare EHR incentive funds and approximately $188,000 Medicaid EHR incentive funds to date from Chilton.

For Medicare and Medicaid EHR incentive payments prior to the beginning of the quarter ended December 31, 2011, SunLink followed what it considered the existing accounting guidance and utilized a grant accounting model to recognize these incentive payments. Under this accounting policy, EHR incentive payments were recognized as revenues when attestation that the EHR meaningful use criteria for the required period of time was demonstrated and were recognized ratably over the relevant cost report period to determine the amount of reimbursement. This accounting policy was specifically reviewed on several occasions in the past by the Company’s management and the Audit Committee of the Company’s Board of Directors. In addition, the Company’s believed its practices were similar to those being used by other healthcare companies.

During the quarter ended December 31, 2011, SunLink became aware of what it understood to be the position of the staff (“Staff”) of the SEC regarding incentive reimbursement accounting for public companies. The Company gained such knowledge from its review of filings of other public companies and the issues analysis paper issued by the Healthcare Financial Management Association in December 2011. In light of what the Company understood were the Staff’s views, the Company elected to apply such interpretation of accounting for the EHR incentive reimbursement to future transactions beginning with the quarter ended December 31, 2011. Accordingly, the Company changed its recognition policy to a gain contingency accounting model for incentive payments recognized after October 1, 2011 based upon the Company’s understanding of the informal guidance provided by the SEC and certain other non-authoritative guidance. SunLink also reclassified the incentive payment income to a line item in the Costs and Expense category of the Consolidated Statement of Earnings and Loss and is reclassifying herein the amounts previously reported as revenue as a line item in the Costs and Expense category of the consolidated Statement of Earnings and Loss for previously reported periods presented in this and other applicable amended periodic reports. Under the gain contingency based model, EHR incentive payments are recognized when all contingencies relating to the incentive payment have been satisfied and compliance with the EHR meaningful use criteria have been attested to. For recognition of Medicaid EHR incentive payments, recognition of the payments will be at the time of attestation to EHR meaningful use criteria since Medicaid payments for the states in which the Company operates are based upon historical cost report information with no subsequent payment adjustment. However, for Medicare EHR incentive payments, recognition is being deferred until both the Medicare federal fiscal year during which EHR meaningful use was demonstrated ends and the cost report information utilized to determine the final amount of reimbursement is known.

On February 2, 2012, the Company received a letter from the Staff of the SEC with respect to the Staff’s review of, and comments on, the Company’s Form 10-K for the fiscal year ended June 30, 2011 (the “Form 10-K”) and the Company’s Form 10-Q for the fiscal quarter ended September 30, 2011 (the “Form 10-Q”). Following correspondence and other communications with the Staff, on April 24, 2012, SunLink received correspondence from the Staff asserting the Staff’s view that, among other things, the Company’s prior accounting for EHR incentive payments should have been on a contingency based model rather than the grant model being utilized. Subsequent to the Company’s receipt of the Staff’s April 2012 letter and following additional consultation by management with the Company’s independent registered public accounting firm and the Audit Committee of the Company’s Board of Directors, SunLink concluded that, in light of ASC 450-30 “Gain Contingencies” (“ASC 450-30”) and the existing non-authoritative guidance, it will use the gain contingency based model for recognition of EHR payments rather than the grant model in order for the Company’s financial statements to be reported in accordance with generally accepted accounting principles in the United States (“GAAP”). Accordingly, management determined and the Audit Committee concurred that the Company should report on Form 8-K (filed on May 8, 2012) that the Company’s historical financial statements with respect to EHR incentive payments should no longer be relied upon and that the Company’s applicable periodic reports should be amended and its historical financial statements restated to reflect the gain contingency based model for recognition of EHR incentive payments. Such restatements of SunLink’s financial statements did not and will not affect the amount or the timing of receipts of past or future Medicare and Medicaid EHR incentive payments.

Based on the Public Company Accounting Oversight Board’s Auditing Standard No. 2, an “Audit of Internal Control over Financial Reporting Performed in Conjunction with Audit of Financial Statements”, restatement of financial statements in prior filings with the SEC is said to be a strong indicator of the existence of a “material weakness” in the design or operation of internal control over financial reporting. The Company has concluded that, because its historical financial statements required restatement in light of ASC 450-30 such that treatment of the EHR incentive payments be based upon the contingency based model, a material weakness might be said to have existed in the effectiveness of the Company’s internal controls to provide reasonable assurance that its accounting for EHR incentive payments was in accordance with GAAP as of the date of the Company’s annual report on Form 10-K for the period ended June 30, 2011, and as of the date of the Company’s quarterly report on Form 10-Q for the period ended March 31, 2011, Form 10-Q for the period ended September 30, 2011 and quarterly report on Form 10-Q for the period ended December 30, 2011 and assuming it should have used the gain contingency based model, to this extent, its internal control over financial reporting may be said to not have been effective.

This annual report (restated) does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to rules of the SEC that permit the Company to provide only management’s report in this annual report.

Changes in Internal Control Over Financial Reporting

Except as described above, there were no changes during the quarter ended June 30, 2011, or in the other periods referred to above, in our internal control over financial reporting or in other factors that materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Remediation of Material Weakness

As noted under “Management’s Report on Internal Control Over Financial Reporting” above, we identified what might be said to be a material weakness in our accounting for EHR incentive payments as a result of our use of the grant method rather than the gain contingency method for accounting for EHR incentive payments. The change from the grant model to the gain contingency model required that previously issued financial statements of the Company be restated. The Company believes that it has implemented procedures which will remediate for future periods any such material weakness in internal controls that might be said to have resulted by reason of our accounting for EHR incentive payments on the grant method rather than the gain contingency method.

Annex C

ACCOUNTING POLICY ON MEDICARE AND MEDICAID ELECTRONIC HEALTH RECORDS INCENTIVES

The Company accounts for EHR incentive payments in accordance with ASC 450-30, “Gain Contingencies” (“ASC 450-30”). In accordance with ASC 450-30, the Company recognizes a gain for Medicare and Medicaid EHR incentive payments when its eligible hospitals have demonstrated meaningful use of certified EHR technology for the applicable period and when the cost report information needed for the full cost report year used for the final calculation of the EHR incentive reimbursement payment is available. The demonstration of meaningful use is based on meeting a series of objectives and varies among hospitals, between the Medicare and Medicaid programs, and within the Medicaid program from state to state. Additionally, meeting the series of objectives in order to demonstrate meaningful use becomes progressively more stringent as its implementation is phased in through stages as outlined by the Centers for Medicare and Medicaid Services.

C-1